18007816

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

JUN 01 2018

Washington, DC

SEC FILE NUMBER
8-32162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14358 N. Frank Lloyd Wright Blvd., Suite B-14

(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

ANNA W LEWIS Notary Public - Arizona Maricopa County My Comm. Expires Jan 15, 2021

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Conway (480) 247-6874

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.

(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Patrick Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANNA W LEWIS
Notary Public - Arizona
Maricopa County
My Comm. Expires Jan 15, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fairport Capital Inc.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

March 31, 2018

Fairport Capital, Inc.

Fairport Capital Inc.
Table of Contents

Independent Auditors Report

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director(s) and Shareholder(s)
Fairport Capital, Inc.
14358 N. Frank Lloyd Wright Blvd. Suite B-14
Scottsdale AZ 85260

Opinion on The Financial Statements

We have audited the statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2018 and March 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, March 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and March 31, 2017, and the results of its operations and its cash flows for the two years in the period ended March 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to fraud or error.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

We have served as the Fairport Capital, Inc.'s auditor since March 31, 2017.

Katy, TX

May 25, 2018

Fairport Capital Inc.
Statements of Financial Condition
March 31, 2018 and 2017

	2018	2017
Assets		
Current assets		
Cash and equivalents	$ 117,627	$ 96,030
Commissions receivable	9,429	9,825
Prepaid rent	1,469	1,459
Deferred tax asset	-	342
Total current assets	128,525	107,656
Property and equipment		
Office equipment	5,864	5,864
Accumulated depreciation	(5,864)	(5,864)
Net property and equipment	-	-
Other assets		
Security deposit	1,200	1,200
Total other assets	1,200	1,200
Total assets	$ 129,725	$ 108,856
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 86,773	$ 71,118
Accrued liabilities	8,564	6,998
Income taxes payable	1,272	1,272
Total current liabilities	96,609	79,388
Shareholder's equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares	43,950	43,950
Treasury stock - at cost	(14,180)	(14,180)
Retained earnings (accumulated deficit)	3,346	(302)
Total shareholder's equity	33,116	29,468
Total liabilities and shareholder's equity	$ 129,725	$ 108,856

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Income and Changes in Retained Earnings
For the Years Ended March 31, 2018 and 2017

	2018	2017
Revenues		
Commisions and fees revenue	$ 774,304	$ 658,852
Interest income	1	46
Reimbursed expenses	9,750	26,378
Total revenues	784,055	685,276
Operating expenses		
Auto	22,459	19,419
Bank services charges	405	700
Client development	13,439	12,452
Commissions paid	644,198	544,076
Consulting	2,685	250
Contributions	1,053	2,781
Depreciation	-	113
Dues and subscriptions	1,512	813
Insurance	2,433	1,707
Medical benefit plan	14,455	14,859
Office supplies	11,386	8,278
Other taxes	334	(102)
Postage	454	497
Professional fees	6,500	6,000
Regulatory fees	19,036	31,723
Rent	16,401	15,191
Telephone	4,414	4,841
Travel	18,702	18,905
Total operating expenses	780,065	682,503
Net income before taxes	3,990	2,773
Tax provision (benefit)		
Deferred tax benefit	342	(399)
Total tax provision (benefit)	342	(399)
Net income after taxes	3,648	3,172
Beginning accumulated deficit	(302)	(3,474)
Retained earnings (accumulated deficit)	$ 3,346	$ (302)

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Changes in Shareholder Equity
For the Years Ended March 31, 2018 and 2017

	2018			2017		
	Common Stock	Treasury Stock	Retained Earnings	Common Stock	Treasury Stock	Accumulated Deficit
Beginning	$ 43,950	$ (14,180)	$ (302)	$ 43,950	$ (14,180)	$ (3,474)
Net income	-	-	3,648	-	-	3,172
Ending	$ 43,950	$ (14,180)	$ 3,346	$ 43,950	$ (14,180)	$ (302)

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Cash Flows
For the Years Ended March 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net income	$ 3,648	$ 3,172
Adjustments to reconcile change in net income to cash provided (used) by operating activities:		
Depreciation	-	113
Deferred tax provision (benefit)	342	(399)
(Increase) decrease in commissions receivable	396	(8,153)
(Increase) decrease in prepaid rent	(10)	10
Increase in accounts payable	15,655	18,372
Increase in accrued liabilities	1,566	432
Decrease in income taxes payable	-	(597)
Total adjustments	17,949	9,778
Net cash provided by operating activities	21,597	12,950
Net increase in cash and cash equivalents	21,597	12,950
Beginning cash and cash equivalents	96,030	83,080
Ending cash and cash equivalents	$ 117,627	$ 96,030

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Notes to Financial Statements
March 31, 2018
(See Report of Independent Registered Public Accounting Firm)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2018 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2016 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $80,040 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection to be certain the Company has sufficient operating capital.

The Company paid $750 and $1,750 for the years ended March 31, 2018 and 2017, respectively to the president for accounting services.

The Company president personally guarantees the office lease.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2018 and 2017 includes the following items:

	2018	2017
Deferred tax asset	$ -	$ 342
Deferred tax liability	-	-
Net deferred tax liability	$ -	$ 342

Deferred taxes are related to a net operating loss carryforward.

The components of income tax expense (benefit) related to continuing operations at March 31, 2018 and 2017 are as follows:

	2017	2017
Federal		
Current provision (benefit)	$ -	$ -
Deferred provision (benefit)	222	(239)
	222	(239)
State		
Current provision	-	-
Deferred provision (benefit)	120	(160)
	120	(160)
Totals	$ 342	$ (399)

NOTE 5 –LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease arrangement, which was renewed in 2015 for another three years to August 31, 2018. Lease payments over the next five years are as follows:

For the year ended	
2019	$ 6,646
2020	-
2021	-
2022	-
2023	-
Thereafter	-
	$ 6,646

Rent expense was $16,401 and $15,191 for the years ended March 31, 2018 and 2017, respectively.

NOTE 6 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2018, the Company had net capital of $21,018, which was $14,578 in excess of its required net capital which is the greater of $5,000 or 6 2/3 of aggregate indebtedness. The Company's ratio of indebtedness to net capital was 460 to 1.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2018 through April 19, 2018, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Fairport Capital, Inc.
Supplementary Information Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Fairport Capital, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	33,116
Non-Allowable Assets	$	12,098
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	21,018

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	6,444
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	6,444
Excess Net Capital	$	14,574

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$96,609
Percentage of Aggregate Indebtedness to Net Capital	459.65%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as c March 31, 2018	$	22,584
Adjustments		
Increase (Decrease) in Equity	$	(1,898)
(Increase) Decrease in Non-Allowable Assets	$	332
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	21,018
Reconciled Difference	$	-

Fairport Capital, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2018, the Company had net capital of $21,018 which was $14,574 in excess of its required net capital of $6,444. The Company's ratio of aggregate indebtedness to net capital was 459.65%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms (Agreed Upon Procedures Report). In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is filing has in excess of $500,000 in gross revenue and is a member of SIPC, and will therefore file the appropriate Agreed Upon Procedures Report.

Fairport Capital, Inc.
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Pat Conway
Fairport Capital, Inc.
14358 N. Frank Lloyd Wright Blvd. Suite B-14
Scottsdale, AZ 85260

Dear Pat Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Fairport Capital, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Fairport Capital, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX

May 25, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Fairport Capital, Inc.
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

FAIRPORT CAPITAL, INC.
14358 N Frank Lloyd Wright Blvd. Suite B-14
Scottsdale, AZ 85260-8845
TEL. 480 247-6874 ♦ 888 575-1008 ♦ FAX 480 247-6990
pconway@thefairportgroup.com

April 30, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Fairport Capital, Inc.,

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from April 1, 2017 through March 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

4/30/18

Patrick A. Conway
President
Fairport Capital, Inc.

Date

Fairport Capital, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Auditor's SIPC Agreed Upon Procedures Report Pursuant to SEA Rule 17a-5(e)(4)

Bryant A. Gaudette, CPA

Fairport Capital, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Agreed Upon Procedures - SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Fairport Capital, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2018, which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Fairport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Fairport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of April 01, 2017 through March 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX

May 25, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Fairport Capital, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

SIPC Payment Schedule

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 3/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

32162 FINRA MAR
FAIRPORT CAPITAL INC
14358 N FRANK LLOYD WRIGHT BLVD STE B-14
SCOTTSDALE AZ 85260-8845

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
PATRICK A. CONWAY 480-247-6874

2. A. General Assessment (item 2e from page 2)		$ 156
B. Less payment made with SIPC-6 filed (exclude interest)		(88)
_______ Date Paid		
C. Less prior overpayment applied		(541)
D. Assessment balance due or (overpayment)		(473)
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (473)
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)	$	
H. Overpayment carried forward	$(473)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FAIRPORT CAPITAL, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of April, 2018.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions: